Exhibit No. 21
Regis Corporation
List of Subsidiaries

Company Name	Country or State of Incorporation/Formation
The Barbers, Hairstyling for Men & Women, Inc.	Minnesota
Roosters MGC International LLC	Michigan
Supercuts, Inc.	Delaware
Supercuts Corporate Shops, Inc.	Delaware
RPC Acquisition Corp.	Minnesota
RPC Corporate Shops, Inc.	Minnesota
Regis Corp.	Minnesota
Regis Insurance Group, Inc.	Vermont
Regis, LLC	Minnesota
First Choice Haircutters International, LLC	Delaware
Cutco Acquisition Corp.	Minnesota
EEG, Inc.	Delaware
Roger Merger Subco LLC	Delaware
RGS International SNC	Luxembourg
Regis International Holdings SARL	Luxembourg
Regis Holdings (Canada), Ltd	Nova Scotia
First Choice Haircutters, Ltd	Nova Scotia
Magicuts, Ltd	Nova Scotia
RHS UK Holdings Ltd	United Kingdom
HCUK Hair, Ltd*	United Kingdom
Supercuts UK (Franchise) Ltd	United Kingdom
Fremont Software, LLC	Delaware
*Inactive Entities